                                    FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

(Mark One)
[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1999


[   ]    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
         ACT OF 1934  [NO FEE REQUIRED]

For the transition period from .................... to ....................

                        Commission file number: (1-13888)

            ---------------------------------------------------------

                            UCAR CARBON SAVINGS PLAN

                            (Full title of the plan)
            ---------------------------------------------------------





                             UCAR INTERNATIONAL INC.
            ---------------------------------------------------------
          (Name of issuer of the securities held pursuant to the plan)


              3102 WEST END AVENUE, SUITE 1100, NASHVILLE, TN 37203
            ---------------------------------------------------------
                     (Address of principal executive office)

                            UCAR CARBON SAVINGS PLAN

                                TABLE OF CONTENTS

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Benefits
      as of December 31, 1998 and 1999...............................   Page 3

  Statements of Changes in Net Assets Available for Benefits
      for the Years Ended December 31, 1998 and 1999.................   Page 4

  Notes to Financial Statements......................................   Page 5


SUPPLEMENTAL SCHEDULE:

  Schedule I: Schedule of Assets Held for Investment Purposes........   Page 11


INDEPENDENT AUDITORS' REPORT.........................................   Page 12

INDEPENDENT AUDITORS' CONSENT........................................   Page 13

                            UCAR CARBON SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 1998 AND 1999

                                                                                             December 31,
                                                                                      1998                1999
                                                                                      ----                ----
ASSETS:
Investments, at fair value
    Registered investment companies:
       Vanguard Retirement Savings Trust (UCAR Stable Value Fund)............      $14,674,700          $25,655,358
       Vanguard 500 Index Fund...............................................       16,202,910           20,186,088
       Vanguard Windsor II Fund..............................................       21,211,071           17,543,109
       Vanguard PRIMECAP Fund................................................        2,945,778            7,000,898
       Vanguard LifeStrategy Conservative Growth Fund........................        4,950,827            4,986,989
       Vanguard LifeStrategy Moderate Growth Fund............................        2,440,818            2,243,927
       Vanguard LifeStrategy Growth Fund.....................................        1,328,690            2,171,611
       Vanguard International Growth Fund....................................        1,073,353            1,616,419
       UAM ICM Small Company Portfolio.......................................        1,081,300            1,084,789
       Vanguard LifeStrategy Income Fund.....................................        1,057,725              891,336
                                                                                --------------      ---------------
                                                                                    66,967,172           83,380,524

    UCAR International Inc. Common Stock Fund................................        6,419,372            7,706,314
    UCAR International Inc. Discounted Common Stock Fund.....................        1,156,207            1,661,771
    Union Carbide Corp. Common Stock Fund....................................        3,203,320            2,963,539
    Praxair Inc. Common Stock Fund...........................................        2,821,090            2,238,276
    Participant loans receivable............................................         3,372,564            3,446,570
                                                                                --------------      ---------------
             Total investments, at fair value................................       83,939,725          101,396,994

Investments, at contract value
    Contracts with insurance companies (UCAR Stable Value Fund)..............       32,680,772           24,175,371
                                                                                --------------      ---------------


           Net assets available for benefits.................................     $116,620,497         $125,572,365
                                                                                ==============      ===============

                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                            UCAR CARBON SAVINGS PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                     YEARS ENDED DECEMBER 31, 1998 AND 1999

                                                                                       Year Ended December 31,
                                                                                      1998                1999
                                                                                      ----                ----
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
     Contributions:
     Employer                                                                        $2,129,748         $1,803,804
     Participants                                                                     6,150,538          5,311,581
                                                                                ---------------    ---------------

              Total contributions                                                     8,280,286          7,115,385
                                                                                ---------------    ---------------

     Investment income:
     Interest and dividend income, investments                                        3,174,458          3,702,414
     Interest income, participant loans                                                 307,925            273,608
     Net appreciation in fair value of investments                                      537,988          7,274,254
                                                                                ---------------    ---------------

              Total investment income                                                 4,020,371         11,250,276
                                                                                ---------------    ---------------

     Transfers from other plans                                                           5,352                 --
                                                                                ---------------    ---------------

              Total additions                                                        12,306,009         18,365,661
                                                                                ---------------    ---------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

     Distributions to participants                                                    6,296,378          9,410,620
     Other deductions                                                                     2,083              3,173
                                                                                ---------------    ---------------

              Total deductions                                                        6,298,461          9,413,793
                                                                                ---------------    ---------------

              Net additions for the year                                              6,007,548          8,951,868

NET ASSETS AVAILABLE FOR BENEFITS:
     Beginning of year                                                              110,612,949        116,620,497
                                                                                ---------------      -------------

     End of year                                                                   $116,620,497       $125,572,365
                                                                                ===============      =============


                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                            UCAR CARBON SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1999


(1)    DESCRIPTION OF THE PLAN

       The following brief description of the UCAR Carbon Savings Plan (herein referred to as the "Plan") is provided for general information only. Participants should refer to the plan document for more complete information.

       GENERAL

       The Plan is a defined contribution plan consisting of several separate investment options as described below.

       ADMINISTRATION

       The Plan is administered by the Savings Plan Administrative Committee.

       PARTICIPATION

       The Plan is available to all regular employees of UCAR Carbon Company Inc. and participating affiliate companies (collectively, the "Company").

       CONTRIBUTIONS

       Participating employees can contribute 1% to 7.5% of their compensation into the Plan as basic contributions. An additional 0.5% to 10% of employee compensation may be contributed as supplemental contributions. Employee contributions are subject to applicable Internal Revenue Code limitations.

       The Company contributes on behalf of each participating employee an amount equal to 50% of the employee's basic contributions. Prior to 1998, the Company contributed on behalf of each participant an amount equal to 30% of the employee's basic contributions.

       VESTING AND DISTRIBUTIONS

       Participants are immediately vested in 100% of their account balance (including employer contributions plus actual earnings thereon).

       Withdrawals from the 401(k) plans can be made for financial hardship, after age 59 1/2, retirement or other termination of employment or may be deferred under the terms of the Plan. Other savings plan withdrawals are subject to conditions stated in the Plan.

       PARTICIPANT ACCOUNTS

       Participants' accounts are credited with participant contributions, contributions from the Company and an allocation of investment income from the Plan. The allocations of investment income are based upon participants' account balances.

                            UCAR CARBON SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 1998 AND 1999


       PARTICIPANT LOANS

       The Plan permits participants to borrow money from their accounts. A minimum account balance of $2,000 is required to qualify for a loan. The minimum loan is $1,000 and the maximum loan is 50% of a participants' account balance up to a maximum loan of $50,000. Participants are required to repay the loan plus a fixed interest rate based on current lending rates. Interest is added to the participant's account.

       TRUSTEE AND RECORDKEEPER

       The Plan's trustee is Vanguard Fiduciary Trust Company and the Plan's recordkeeper is The Vanguard Group.

       INVESTMENT OPTIONS

       During the plan year ending December 31, 1998 and 1999, participants were able to allocate their basic and supplemental contributions and Company matching contributions in one percentage point increments in any or all of the following investment options:

              VANGUARD WINDSOR II FUND: Seeks to provide long-term growth of capital and income from dividends by investing in a diversified group of out-of-favor stocks of large-capitalization companies. The stocks generally sell at prices below the overall market average compared to their dividend income and future return potential.

              VANGUARD 500 INDEX FUND: Seeks to provide long-term growth of capital and income from dividends by holding all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. stock market performance.

              VANGUARD LIFESTRATEGY CONSERVATIVE GROWTH FUND: Seeks to provide a high level of income and moderate long-term growth of capital and income by investing in five Vanguard funds: a domestic stock fund, an international stock fund, two bond funds, and an asset allocation fund. The fund's asset allocation ranges are expected to be 25%-50% stocks, 50%-75% bonds, and 0%-25% cash investments.

              VANGUARD PRIMECAP FUND: Seeks long-term growth of capital by investing in stocks of companies with above-average prospects for continued earnings growth, strong industry positions, and skilled management teams.

              VANGUARD LIFESTRATEGY MODERATE GROWTH FUND: Seeks to provide a reasonable level of income and long-term growth of capital and income by investing in four Vanguard funds: a domestic stock fund, an international stock fund, a bond fund, and an asset allocation fund. The fund's asset allocation ranges are expected to be 45%-70% stocks, 30%-55% bonds, and 0%-25% cash investments.

                            UCAR CARBON SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 1998 AND 1999


              VANGUARD LIFESTRATEGY GROWTH FUND: Seeks to provide long-term growth of capital by investing in four other Vanguard funds: a domestic stock fund, an international stock fund, a bond fund, and an asset allocation fund. The fund's asset allocation ranges are expected to be 65%-90% stocks, 10%-35% bonds, and 0%-25% cash investments.

              VANGUARD INTERNATIONAL GROWTH FUND: Seeks to provide long-term growth of capital by investing in stocks of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries.

              VANGUARD LIFESTRATEGY INCOME FUND: Seeks to provide a high level of income by investing in four Vanguard funds: a stock fund, two bond funds, and an asset allocation fund. The fund's asset allocation ranges are expected to be 5%-30% stocks, 70%-95% bonds, and 0%-25% cash investments.

              UAM ICM SMALL COMPANY PORTFOLIO: Seeks long-term total return, consistent with reasonable risk. The fund invests at least 80% of assets in common stocks of companies with market capitalizations between $50 million and $700 million.

              UCAR INTERNATIONAL INC. COMMON STOCK FUND and UCAR INTERNATIONAL INC. DISCOUNTED COMMON STOCK FUND: Seek to provide the potential for long-term growth through increases in the value of the common stock of UCAR International Inc. (herein referred to as "UCAR Stock"). The UCAR Discounted Stock Fund purchases UCAR Stock at 90% of the market price. Because the stock is discounted, certain restrictions apply. The restrictions include the following:

                    o Only employee contributions and the Company's matching contribution may be used to invest in this fund,

                    o Any units purchased must remain in the fund for at least twelve months,

                    o Supplemental deposits or loan repayments may not be invested in this fund.

              UCAR Stock is publicly traded on the New York Stock Exchange and had a closing price of $17.8125 per share at December 31, 1999 and $17.8125 per share at December 31, 1998. At June 7, 2000, the closing price of UCAR Stock was $13.3125.

              UCAR STABLE VALUE FUND: Seeks to provide a high level of income and a stable unit value of $1.00 in most cases. This fund invests in fixed income contracts with highly rated insurance companies. As these contracts expire and as new money is invested, the money is invested in the Vanguard Retirement Savings Trust. This Trust invests primarily in investment contracts issued and backed by financial institutions and in alternative contracts backed by high quality bonds and bond mutual funds owned by the Trust.

       In addition to the preceding funds, two other funds from earlier plans still exist (the Union Carbide Corp. Common Stock Fund and the Praxair Inc. Common Stock Fund). Participants may no longer invest their contributions in these funds or make transfers into these funds. Transfers out of these funds are still allowed. These funds seek to provide the potential for long-term growth through increases in the value of the common stock and income from dividends of Union Carbide Corporation and Praxair Incorporated. Dividends from both the Union Carbide Corp. Common Stock Fund and the Praxair Inc. Common Stock Fund are automatically reinvested in the UCAR Stable Value Fund.

                            UCAR CARBON SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 1998 AND 1999


(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF ACCOUNTING

       The financial statements of the Plan are prepared under the accrual method of accounting.

       INVESTMENT VALUATION AND INCOME RECOGNITION

       Investments are reported at fair value, based upon quoted market prices, except for the contracts with insurance companies within the UCAR Stable Value Fund. These contracts with insurance companies are carried at contract value since they are fully benefit-responsive (see note 8). Unrealized appreciation or depreciation of investments carried at fair value is recognized currently in the financial statements. Purchases and sales of investments are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

       PAYMENT OF BENEFITS

       Benefits are recorded when paid.

       USE OF ESTIMATES

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to net assets and deductions from net assets during the reporting period. Actual results could differ from those estimates.

(3)    FEDERAL INCOME TAXES

       On December 7, 1995, the Plan secured a favorable determination as a qualified plan under Section 401(a) of the Internal Revenue Code (IRC), and that the trust created under the Plan is exempt from Federal income tax under Section 501(a) of the IRC. This determination letter was applicable for amendments adopted on March 17, 1995. The Plan has been amended since March 17, 1995. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

                            UCAR CARBON SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 1998 AND 1999


(4)    PLAN EXPENSES

       All costs and expenses, including transfer taxes and brokerage commissions incurred in connection with the sale of stock of Union Carbide Corp. or Praxair Inc. are deducted from the proceeds of such sale. Similar costs and expenses incurred in connection with the sale or purchase of stock in the UCAR International Inc. Common Stock Fund or UCAR International Inc. Discounted Common Stock Fund are charged to the applicable fund. For the years ended December 31, 1998 and 1999, the Company paid all costs of administration and bore the expenses of collecting and distributing amounts from and to the participants and of keeping the records of the Plan, except for certain loan origination fees and annual loan maintenance fees bore by the participants

(5)    PLAN TERMINATION

       Although it has not expressed any intent to do so, the Company reserves the right to amend, modify, suspend or terminate the Plan. In the event of Plan termination, participants would receive the full value of their accounts.

(6)    RELATED PARTY TRANSACTIONS

       The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company ("VFTC"). VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transactions rules.

(7)    INVESTMENTS OF 5% OR MORE

       Investments that represent 5% or more of the Plan's net assets at December 31, 1998 and 1999 are as follows:

                                                                                             December 31,
                                                                                      1998                  1999
                                                                                      ----                  ----
       Vanguard Retirement Savings Trust (UCAR Stable Value Fund)............      $14,674,700          $25,655,358
       Vanguard 500 Index Fund...............................................       16,202,910           20,186,088
       Vanguard Windsor II Fund..............................................       21,211,071           17,543,109
       UCAR International Inc. Common Stock Fund.............................        6,419,372            7,706,314
       Contracts with insurance companies (UCAR Stable Value Fund)...........       32,680,772           24,175,371
       Vanguard PRIMECAP Fund................................................        2,945,778            7,000,898

                            UCAR CARBON SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 1998 AND 1999


(8) INVESTMENT CONTRACTS WITH INSURANCE COMPANIES WITHIN THE UCAR STABLE VALUE FUND

       The following is a summary of investments in contracts with insurance companies at contract value within the UCAR Stable Value Fund at December 31, 1998 and 1999. Contract value represents original deposits under the contract credited with actual earnings and charged for expenses and withdrawals. Contract value approximates fair value.

                                                                                        1998               1999
                                                                                        ----               ----
       Metropolitan Life Insurance Company:
           Contract No. 13919, 7.84%, due 3/31/01............................   $     2,110,650    $      1,297,397
       Transamerica Life Insurance:
           Contract No. GIC, 6.23%, due 10/01/01.............................         3,786,127           3,448,200
       Life of Virginia:
           Contract No. 2832, 8.14%, due 10/02/00............................         1,432,363           1,324,415
       The Protective Life Insurance Company:
           Contract No. 1, 6.05%, due 9/30/99................................           498,836                  --
           Contract No. 916, 5.39%, due 3/31/00..............................           845,602             380,141
       New York Life Insurance Company:
           Contract No. 06740, 5.70%, due 3/31/99............................         1,259,724                  --
       Allstate Life Insurance Company:
           Contract No. 5618, 7.22%, due 10/01/01............................         3,296,804           2,016,353
       Principal Mutual:
           Contract No. 10081, 5.20%, due 10/02/00...........................         2,371,794           1,067,954
       CNA:
           Contract No. 12972, 7.12%, due 9/29/00............................         2,119,627             968,873
       Combined Insurance Company of America:
           Contract No. 1061, 6.45%, due 3/31/02.............................         2,642,517           2,406,862
       People Security Life:
           Contract No. 00614FR, 6.83%, due 10/01/01.........................         1,950,265           1,781,324
           Contract No. 00625FR, 6.94%, due 10/01/01.........................         1,955,643           1,789,082
       Sunamerica Life Insurance Co.:
           Contract No. 4677, 6.56%, due 3/31/02.............................         2,559,343           2,334,726
           Contract No. 4714, 7.12%, due 9/30/02.............................         1,931,749           1,772,120
       John Hancock:
           Contract No. 8910, 6.95%, due 09/30/02............................         3,919,728           3,587,924
                                                                                ---------------    ---------------

         Total contracts with insurance companies............................   $    32,680,772    $     24,175,371
                                                                                ===============    ================

       The crediting interest rates, shown above, are determined at the inception of the contracts. The average yield for contracts with investment companies was 6.7% and 6.8% for the years ended December 31, 1998 and 1999, respectively.

       At December 31, 1998 and 1999, the remainder of the UCAR Stable Value Fund is invested in the Vanguard Retirement Savings Trust which is a collective, commingled trust. The Plan owns 14,780,901 and 25,338,932 shares in the Trust at December 31, 1998 and 1999, respectively. As the above contracts with insurance companies expire and new monies are received, the funds will be invested in this Trust.

                                   SCHEDULE I

                            UCAR CARBON SAVINGS PLAN

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1999

                                                                                                MARKET
                                   DESCRIPTION                                                   VALUE
--------------------------------------------------------------------------------           --------------
*    Vanguard Retirement Savings Trust, 25,338,932 shares.......................           $   25,655,358
*    Vanguard 500 Index Fund, 149,162 shares....................................               20,186,088
*    Vanguard Windsor II Fund, 702,567 shares...................................               17,543,109
*    Vanguard PRIMECAP Fund, 112,790 shares.....................................                7,000,898
*    Vanguard LifeStrategy Conservative Growth Fund, 330,264 shares.............                4,986,989
*    Vanguard LifeStrategy Moderate Growth Fund, 123,428 shares.................                2,243,927
*    Vanguard LifeStrategy Growth Fund, 101,430 shares..........................                2,171,611
*    Vanguard International Growth Fund, 71,873 shares..........................                1,616,419
*    UAM ICM Small Company Portfolio, 52,229 shares.............................                1,084,789
*    Vanguard LifeStrategy Income Fund, 69,527 shares...........................                  891,336
*    UCAR International Inc. Common Stock, 435,631 shares, par value $.01.......                7,706,314
*    UCAR International Inc. Discounted Common Stock, 94,045 shares,............
         par value $.01.........................................................                1,661,771
*    Union Carbide Corp. Common Stock, 44,679 shares, par value $1..............                2,963,539
*    Praxair Inc. Common Stock, 45,009 shares, par value $.01...................                2,238,276
*    Participant loans  (6.5%-9.4%).............................................                3,446,570
*    Contracts with insurance companies.........................................               24,175,371
                                                                                           --------------
                  Total.........................................................           $  125,572,365
                                                                                           ==============


* REPRESENTS PARTY-IN-INTEREST.

                          INDEPENDENT AUDITORS' REPORT

To the Plan Administrator of the UCAR Carbon Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the UCAR Carbon Savings Plan (the "Plan") as of December 31, 1998 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Nashville, Tennessee
June 7, 2000

                                    SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
                                                   UCAR CARBON SAVINGS PLAN

Date: June 28, 2000                         By:  /S/  Corrado F. DeGasperis
                                                 --------------------------
                                                 Corrado F. DeGasperis
                                                 VICE PRESIDENT AND CHIEF
                                                 INFORMATION OFFICER
                                                 (PRINCIPAL ACCOUNTING OFFICER)
                                                 MEMBER OF THE SAVINGS PLAN
                                                    ADMINISTRATIVE COMMITTEE

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